Tone in Twenty
                          201 Las Vegas Blvd. S.
                          Las Vegas, NV  89101
                       Telephone:  (702) 604-7038


December 27, 2007


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561


U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Daniel H. Morris
            Attorney-Advisor

Re:  Tone in Twenty, Inc.
     Amendment No. 1 to Registration Statement on Form SB-2
     File No. 333-147111
     Filed on December 5, 2007

Dear Mr. Morris:

On behalf of Tone in Twenty (the "Company), we respectfully note all of the Staff's comments in your letter dated December 18, 2007, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by our response to such comment.

Cover Page
----------

1. You disclose here that as of August 31, 2007 you have 425,000 common shares issued and outstanding. Elsewhere you indicate that you have 2,625,000 shares outstanding. Please revise for consistency or advise.

RESPONSE: We have revised the Cover Page to reflect that we have 2,625,000 shares outstanding; and, we deleted the reference to 425,000 common shares.



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Our Company, page 3
-------------------

2. We note your response to prior comment 4 and reissue the comment. In your revised disclosure, you state that you conducted an evaluation of your plan of operations to "define [your] physical fitness services and advertising program." While it appears that you may have refined your plan of operations as a result of the evaluation, you have not provided a sufficiently detailed description of the plan. Please revise here to provide this disclosure. Please briefly describe your current operations and an estimate of the time frame before you commence operations and any obstacles involved before you can fully commence operations.

RESPONSE: We have addressed all of your concerns by adding disclosure concerning: 1) a description of our business plan; 2) a description of our current operations; 3) an estimate of time before we can commence operations; and 4) the obstacles we face.


3. In this regard, please provide a brief description of what the evaluation entailed and how you generated revenues from it. Similarly revise under "Revenues," at page 22.

RESPONSE: We have briefly described the steps we took during our evaluation and we added this disclosure to the "Revenues" section as well.

4. Also, please briefly describe what is meant by personal fitness training using isometric techniques. Similarly revise under "Description of Business," at page 17.

RESPONSE: We have provided an explanation of what is meant by personal fitness training using isometric techniques, and we added this explanation under "Description of Business."


5. Please disclose that you are a developmental stage company.

RESPONSE: We have disclosed that we are a development stage company. See first sentence, second paragraph under "Our Company."


6. We note your response to prior comment 5. Please revise the second-to-last paragraph on page 3 to disclose your cash at hand as of the most recent date practicable.

RESPONSE:  We have disclosed the amount of cash on hand.



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Our Company, page 17
--------------------

7. We note your response to prior comment 16 and reissue the comment. Please discuss in greater detail the specific steps, including expected capital expenditures, which will be necessary in order to begin operations within six months of obtaining financing and to achieve profitability.

RESPONSE: To address your comment, we have added a section under "Our Company" entitled "Expected Capital Expenditures" which provides a chart that details the anticipated steps, expenditures and a timeline.

Our Strategy, page 19
---------------------

8. We note your strategy discussion. Please supplement your discussion by disclosing how much you are expecting to charge for your services.

RESPONSE: We have supplemented our discussion by disclosing how much we expect to charge for our services.


Intellectual property, page 20
------------------------------

9. We note that you have revised your disclosure in response to prior comment
21. However, your disclosure is unclear as to whether Mr. Harper has created new equipment or a new technique and/or process for isometric exercise and what his level of expertise is. Please clarify and revise to explain why you believe your non-patentable intellectual property gives you a competitive advantage.

RESPONSE: We have clarified that Mr. Harper has acquired this non-patentable intellectual property for the Company. We have deleted the sentence that stated "Management hopes this equipment will translate into a competitive advantage for the Company," as it would be difficult to prove that this equipment will give the Company a competitive advantage.


Certain Relationships and Related Transactions, page 29
-------------------------------------------------------

10. Please disclose whether there is a written agreement between the officer and the company regarding the donated office space. If not, please indicate that there can be no guarantee that the officer will not seek reimbursement for the donated space in the future.

RESPONSE: We have disclosed that there is no written agreement between our officer and the company regarding the donated office space. We have indicated that there can be no guarantee that the officer will not seek reimbursement for the donated space in the future.

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Selling Shareholders, page 31
-----------------------------

11. In the selling shareholder table, refer to the column labeled "Total shares to be Owned Upon Completion of this Offering." Because footnote 2 to the table indicates that the table assumes all shares to be offered are sold, it appears that the number listed in the "Shares to Owned Upon Completion" column should be 0. Please revise or advise.

RESPONSE: We have revised the footnote to state that the selling shareholders will sell their shares following the effectiveness of this registration statement.


12. Please advise us whether or not any of the selling security holders are broker-dealers or an affiliate of a broker dealer.

RESPONSE: We have stated in the document that none of the selling security holders are broker-dealers or an affiliate of a broker dealer.


Description of Securities, page 36
----------------------------------

13. We note the statement that all outstanding shares are "fully paid and non-assessable." This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it.

RESPONSE:  We have deleted the reference to "fully paid and non-assessable."


Interest of Named Experts and Counsel, page 38
----------------------------------------------

14. You indicate that no counsel named in the prospectus is connected with the registrant as a director or officer. However, it appears John Dean Harper is your counsel as well as an officer and director. Please revise or advise.

RESPONSE: We have revised the disclosure to state that Mr. Harper is our counsel as well as our officer and director.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Tone in Twenty

By:   /s/ John Dean Harper
---------------------------------
          John Dean Harper
          Chief Executive Officer

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